United States securities and exchange commission logo





                               May 21, 2021

       Vladimir Tenev
       Chief Executive Officer
       Robinhood Markets, Inc.
       85 Willow Road
       Menlo Park, CA 94025

                                                        Re: Robinhood Markets,
Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 7,
2021
                                                            CIK No. 0001783879

       Dear Mr. Tenev:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise indicated, references to prior comments refer to our letter dated
       April 21, 2021.

       Amended Draft Registration Statement submitted May 7, 2021

       General

   1. Refer to your response to comment 1. Please confirm whether fractional share investors have the right to
receive confirmations, proxy statements and other documents required by law to be provided to
security holders. In addition, please clarify your statements that the rights of fractional
share investors with respect to voting and stock splits are    substantially
                                                        similar    to
whole-share investors by explaining the ways in which such rights may differ.
   2. Refer to your response to comment 3. The securities awarded through the referral
 Vladimir Tenev
FirstName
RobinhoodLastNameVladimir Tenev
           Markets, Inc.
Comapany
May        NameRobinhood Markets, Inc.
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         program appear to constitute the disposition of securities for value within the meaning of
         Section 2(a)(3), and therefore    sales    for purposes of the federal
securities laws.
         Regarding your analysis as to the availability of the Securities Act
Section 4(a)(3)
         exemption, please provide us with any legal support for your conclusion that the exemption is available with respect to your referral program.
3. Additionally, regarding the related accounting for the Robinhood Referral Program, please revise to address the following:
             please revise your disclosure to clarify when you derecognize earned stock awards from other current assets and provide us with citation to and analysis of authoritative accounting literature that supports the timing of derecognition;
             please also clarify for us the authoritative literature you rely upon to mark to fair market value the related liability;
             explain how the individual value of each individual stock reward granted is determined;
             clarify if customers are granted whole shares or fractional shares when the individual stock rewards are issued;
             tell us the accounting guidance you used to support the classification of the changes in the fair market value of the stock inventory used for the referral program as well as the subsequent claiming of the reward by both new customers and referring customers as marketing expense. We reference ASC 606-10-32-25;
and
             in order to help illustrate the material effects of the Robinhood Referral Program on marketing expense, please include in MD&A a rollforward of the referral program liability for each statement of comprehensive income presented. Please quantify separately current period rewards, changes in estimates of unclaimed awards for prior periods, and reversals related to expired awards as well as indicate the amounts reflected as marketing expense in each period presented.
4. Please expand your discussion of the relationship and functions of RHS and RHC to the cryptocurrency trading platform. Your revised disclosure should address:
             whether customer cryptocurrencies are held in custody by RHC or held by another entity on behalf of RHC and its customers;
             to the extent RHS and RHC hold customer cash in connection with a cryptocurrency transaction, describe in further detail the transmission of cash from RHS to RHC;
             to the extent material, describe the risks that cryptocurrency trading may pose for the retail brokerage given that it appears that the retail brokerage and RHC share a common clearing broker; and
             why, as you state in the last full paragraph on page 164, customers who only trade cryptocurrency must maintain a brokerage account with RHF. Additionally, please clarify whether RHF holds customer funds in connection with cryptocurrency transactions and, if so, reconcile this with your disclosure that RHF is only an introducing broker.
5. We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated
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           Markets, Inc.
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         offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.
Key Performance Metrics, page 24

6. Refer to your response to comment 12; we are reissuing our comment in part. Please revise note (3) to your table to quantify each asset class within your assets under custody, similar to what was provided within note (3) on page 118.
7. Please revise your tabular presentation to include annual average revenues per user for the periods presented and provide a footnote explaining how the amounts are computed.
Risk Factors
Because a majority of our revenue is transaction-based, page 32

8. Given the length of this revised risk factor, please revise into separate risk factors or, alternatively, consider sub-captions to more clearly convey the discrete risks related to your dependence on transaction-based revenue.
Risks Related to Our Industry, Customers, Products and Services
If we fail to retain existing customers or attract new customers, page 50

9. Please place the last full paragraph of this risk factor in context by quantifying the increase in ACATS customer transfers in the first quarter 2021 compared to historical periods.
Risks Related to Our Cryptocurrency Products and Services
The loss, destruction or unauthorized use or access of a private key, page 67

10. We note your disclosure on page 118 regarding the growth in cryptocurrency assets under custody. Please expand your risk factor disclosure under this heading to disclose the amount or percentage of cryptocurrency held in hot wallets. Please also expand your risk factor disclosure to discuss additional risks associated with the growth in cryptocurrency assets under custody.
Regulation of the cryptocurrency industry, page 69

11.      Refer to the third sentence of the caption. The statement    were
frequently not designed or
         crafted with cryptocurrency technology in mind or with a sufficient understanding of
         cryptocurrency use cases    does not appear objectively accurate or
relevant to the risks
         described. Please revise accordingly.
12. Refer to your response to comment 2, in particular your statement that your legal analysis
         is reasonably designed to    facilitate consistent application of
available legal guidance to
         cryptocurrency to facilitate informed risk-based business judgment. Please revise this risk factor to clarify, if true, that your policies and procedures, which you state do not
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Robinhood Markets, Inc.
May 21, 2021
Page 4
         constitute a legal standard, are intended to enable you to make risk-based assessments regarding the likelihood that a particular digital asset could be deemed a security under applicable laws, and are not legal determinations as to whether a particular digital asset is a security under the federal securities laws.
Risks Related to Our Class A Common Stock and this Offering
We will be required to issue additional shares of Class A, page 84

13. Please disclose that future issuances of Class B and Class C common stock may be dilutive to Class A stockholders.
The multi-class structure of our common stock will have the effect, page 88

14. Please disclose the percentage of outstanding shares that Class B holders must keep to continue to effectively control the outcome of matters submitted to stockholders.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business Model, page 114

15. We note your revised disclosure in response to comment 18. Please address the following:
             revise to disclose the average customer acquisition costs incurred during each of the periods presented in light of the disclosure that the costs decreased 60% in 2020 compared to 2019;
             provide an enhanced discussion of the correlation with these costs and the decrease in the average revenue payback period recognized in fiscal 2020 as compared to fiscal
            2019;
             discuss in detail the improved efficiencies in the marketing spend which contributed to a decrease in the expenses, which resulted in an improvement to the average revenue payback period in 2020; and
             address how the awarding of shares under the Robinhood Referral Program and bank linking rather than account approval decreased marketing spend and improved the revenue payback period.
Key Factors Driving Our Performance
Growing our Customer Base, page 119

16. We note your discussion of net cumulative funded accounts and the significance of this key performance metric to your business, as discussed throughout your registration statement. Please revise your disclosure to include a rollforward for each period provided of your net cumulative funded accounts, which should include but not be limited to, a
FirstName LastNameVladimir Tenev
       beginning balance of net cumulative funded accounts, newly funded accounts during the
Comapany    NameRobinhood
       period,               Markets,
               churned accounts,      Inc. accounts, and ending net cumulative
funded
                                 resurrected
May 21,accounts.
         2021 Page 4
FirstName LastName
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           Markets, Inc.
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May        NameRobinhood Markets, Inc.
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Key Components of our Results of Operations
Revenues
Transaction-based revenues, page 121

17. We note your concentration of credit risk tables on pages F-14 and F-49, and your revisions in response to comment 25. Please tell us your basis for redacting the identity of an executing broker, on page F-49, from which you received transaction-based revenues in excess of 10% of total revenues during the period ended March 31, 2021.
Operating Expenses, page 122

18. We note your response to comment 31; however, we continue to believe each component
         (i.e., Brokerage and Transaction, Technology and Development, Operations, Marketing,
         and General and Administrative) should be expanded to provide a more granular discussion that would provide greater transparency into the material components and potential variability of such expenses. Where you have multiple expenses within each operating expense component, consider adding supplemental tabular information as this may facilitate a clear and comprehensive understanding. In this regard, your disclosures should:
             identify and quantify the individually significant expenses recognized within each of your operating expense components;
             quantify the change in each respective item during each period;
and
             discuss the reasons for the increases or decreases in the specific dollar amounts for each expense identified.
Operations, page 126

19. We note your revised disclosures and response to the first bullet point in our prior comment 12. We understand, based on your response, the number of funded accounts with balances below zero appears to be insignificant to the aggregate net cumulative funded accounts and total receivables from users; however, the provision (and charge-off activity), as presented on page F-21 (Note 4 - Allowance for Credit Losses) appears to be quantitatively and qualitatively significant to your net income and adjusted EBITDA.
         Consistent with our comment above, expand your disclosure (here and on page 130) to provide a more granular discussion which will enable an investor to understand the trends relating to your provision and charge-off activity.
Quarterly Consolidated Statements of Operations, page 132

20. We note your response to our prior comment 11 and your revised disclosures on page 22.
         We understand the guidance under Item 302(a) of Regulation S-K; however, if the information is voluntarily provided we would expect such information is material to an investor and accordingly, it should be complete. Therefore, we are reissuing our comment in part. Please revise to present net income (loss) per share information for all periods provided.
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Robinhood Markets, Inc.
May 21, 2021
Page 6
Business
Our Products
Robinhood Crypto, page 164

21. We note your revised disclosure in response to comment 39 regarding the investments that you are making in an effort to provide your customers with the ability to deposit or withdraw the seven traded cryptocurrencies into or from your platform in the future.
         Please revise to discuss in greater detail the key personnel, partnerships and regulatory approvals that you are investing in.
Robinhood Gold, page 165

22. Please revise to address the following as it relates to the Robinhood Gold Subscription activities:
             provide further details of the margin program for the Gold subscribers, including whether any collateral is required on the initial $1000 borrowed and whether interest is charged on this initial amount;
             address whether you assess Gold subscribers for credit worthiness ahead of granting the $1000;
             address your accounting for the first $1000 in margin borrowed by each user; and
             disclose the number and amount of margin loans outstanding associated with these users for each of the periods presented.
Management
Committees of the Board of Directors, page 190

23.      Please discuss the extent of the Board   s (or Audit Committee   s)
role with respect to risk
         oversight and cybersecurity. For guidance, refer to Item 407(h) of Regulation S-K and the
         Commission Statement and Guidance on Public Company Cybersecurity Disclosures
         (Feb. 26, 2018).
Description of Capital Stock
Voting Rights, page 213

24. Please briefly describe the matters on which Class C stockholders are entitled to vote upon as required by applicable law.
Underwriting (Conflicts of Interest), page 233

25. You state in the carryover risk factor on pages 87-88 that individual investors may
FirstName LastNameVladimir Tenev
       constitute a larger proportion of the investors participating in this offering than is typical
Comapany    NameRobinhood
       for an                 Markets,
              IPO. Please quantify  the Inc.
                                         percentage of the offering which you
expect to be
May 21,allocated for 6Robinhood customer participation.
         2021 Page
FirstName LastName
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RobinhoodLastNameVladimir Tenev
           Markets, Inc.
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May        NameRobinhood Markets, Inc.
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Notes to the Consolidated Financial Statements
Note 1 - Description of Business and Summary of Significant Accounting Policies Revenue Recognition, page F-9

26. We note you have approximately $3.5 billion and $11.6 billion in cryptocurrency assets under custody as of December 31, 2020 and March 31, 2021, respectively, and those cryptocurrency assets are not recorded in your financial statements. Please provide us with your accounting analysis, along with citations to the authoritative guidance you used, to support your accounting treatment. Your response should include, but not be limited to, discussions of the following:
             identification of who has legal ownership of the cryptocurrency; discuss if the customer is constrained from selling or pledging the
              cryptocurrencies which are held in custody;
             discuss if the customer is constrained in any way, or at any time, from transferring its
              cryptocurrency from the Company   s wallets to their own wallet;
             discuss whether the terms and conditions of the Company   s
contract with the
              customer, or state regulation, prevent the Company from directing the use of and obtaining substantially all of the remaining benefits from the cryptocurrency held in custody for customers; and
             discuss if the terms and conditions make it clear that you, or RHC, are not executing customer transactions.
27. Refer to your response to comment 30. Please revise to disclose your revenue recognition policies for Robinhood Gold, proxy rebates, and the ACATS fees, and include a clear description of what the proxy rebates and ACATS fees represent.
Note 4 - Allowance for Credit Losses, page F-21

28. We note that operations expenses, as disclosed on page F-10, includes the provision for credit losses primarily in connection with unrecoverable receivables due to fraudulent, unlawful or otherwise inappropriate customer behavior. Please revise to address the following:
             in regard to the accounts which have below zero balances at December 31, 2020 and
              March 31, 2021, disclose the amount of the allowance for credit losses recorded on these accounts at each of these respective dates; and
             provide a discussion of your credit loss methodology used in the determination of your allowance for credit losses and ensure you provide the disclosures required by
              ASC 326, as applicable.
Note 11 - Mezzanine Equity, Common Stock and Stockholders' Deficit
Share-Based Compensation, page F-32

29. We note your revised disclosure in response to comment 48. Based on the information
         provided in your correspondence for the    Pre-2019 Transactions    as
well as the 2019
         Tender Offer, it is unclear as to the reasons and basis for the conclusion by the Company
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May 21, 2021
Page 8
      that a pattern of the cash settlement of immature shares and stock options was not established before the 2020 Tender Offer. Please provide us with a more detailed analysis supporting your accounting treatment and conclusion for the aforementioned transactions.
        You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or Hugh West,
Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-
Advisor, at (202) 551-3217 or Sandra Hunter Berkheimer, Legal Branch Chief, at
(202) 551-
3758 with any other questions.



                                                          Sincerely,
FirstName LastNameVladimir Tenev
                                                          Division of
Corporation Finance
Comapany NameRobinhood Markets, Inc.
                                                          Office of Finance
May 21, 2021 Page 8
cc:       D. Scott Bennett
FirstName LastName